Filed by Colombier Acquisition Corp II.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colombier Acquisition Corp II.

Commission File No. 001-41874

Date: January 6, 2025

Mornings With Maria Bartiromo – Maria Bartiromo Interview With Donald Trump Jr. and Omeed Malik

Mornings With Maria Bartiromo/FOX Business

January 6, 2025

Maria:

All right. Donald Trump Jr. and Omeed Malik here with their Acquisition and SPAC deal. Stay with us. We'll be right back.

Maria:

Welcome back, the president of 1789 Capital. That's Omeed Malik’s SPAC Company, Colombier Acquisition Corp II, agreeing to merge with online firearm retailer GrabAGun. The transaction values the company at about $150 million, and will now be called GrabAGun Digital Holdings Incorporated when this deal is closed this summer. The stock is expected to trade on the New York Stock Exchange under the symbol PEW, P-E-W. Joining me now in Fox Business Exclusive is 1789 Capital president and Colombier Acquisition Corp II chairman and CEO, Omeed Malik. And 1789 Capital partner and Trump Organization, executive vice president Donald Trump Jr. Gentlemen, great to see you. Congratulations on this deal.

Donald Trump Jr.:

Thank you, Maria.

Omeed Malik:

Thank you.

Maria:

Really good to have you to talk about this. Omeed, kick us off. Congratulations on the deal. Your goal you say is to protect constitutional rights. You're putting the focus on the Second Amendment. Tell us about GrabAGun and what you're doing today.

Omeed Malik:

Thanks, Maria. As you know, everything Don and I have been working on for the last three years has been about protecting Americans from what we call technological tyranny. And that's where a large, big monopolistic companies try to circumvent our constitutional rights based on their own woke views. And we've seen that fight mostly since 2020 around the First Amendment. And what happened with big tech companies curtailing our free speech, often at the behest of elements of the federal government, and we fought back on that. You've seen great companies like Rumble, Truth Social, X, and what we do with Public Square, ensuring transactional freedom begin the fightback. But with all that said, I think we all agree there is no First Amendment without a Second Amendment. And so now we're expanding our efforts into ensuring that Americans have safe and legal ways to defend themselves and their families through taking this company, GrabAGun, public on the New York Stock Exchange.

Maria:

So, you take the company public on the New York Stock Exchange. Don, you've obviously been an outspoken supporter of the Second Amendment. Talk to us about the standards, about what somebody has to go through to actually get a gun, because the name GrabAGun is going to sort of raise eyebrows for some people who want to know that standards are rock-solid, in terms of who can be issued the gun. Your thoughts.

Donald Trump Jr.:

100% listen, Maria, this is all still done legally. There's so many misnomers out there about how guns can be purchased, you can't just do it through a mail. It still has to go thorough federal firearms licensee. These are the ways to do it. The difference here is that younger people, as we've witnessed what's happened in the beginning of this year, you've already had three terror attacks. Younger people are actually getting into the Second Amendment. They understand the fundamental importance of being able to protect themselves and their freedoms. This is a way with an incredible tech stack for them to shop the way they shop for everything else. That doesn't bypass any rules. I understand what the left does when they talk about being able to bypass everything and there are no background checks. You go through all of that process. You just shop in the way that you'd otherwise be able to do it. When you look at some of the major retailers, that were some of the biggest firearms distributors in the country, Walmart being number one for a while, they no longer do it. Dick's Sporting Goods, totally abandoning these sort of things as they cater to woke areas of the government, woke areas of Wall Street. So many Americans have been fundamentally left behind. There are people unwilling to service them. They've lost their bank accounts, they've lost their ability to get insurance. We're making sure that that segment of the population, a very large segment, probably about 50% is still being catered to. And we're doing that across the board, not just with GrabAGun but with public square, making sure we're bolstering that side of the economy so that those Americans aren't left behind.

Maria:

Yeah, I think this is great. And I also want to go back to something you just said young people, because I think just because of the backdrop, people are worried about crime. We see violent crime spiking. Young people have been training themselves on how to use a gun. Is that the big growth market, younger people?

Donald Trump Jr.:

Younger people and women over the last few years, if you've watched the crisis that's happened with the border. As you see gangs taking over entire apartment buildings across various states in this country. People understand that they have to fundamentally protect themselves. It's not going to be done by your government who allowed those kinds of things to happen. So, there's an entire growth segment, and again, GrabAGun and this transaction is going to cater to those people and the way they transact for basically everything else in their life. It's very exciting to see.

I have people from New York City, people who I've known my whole life, were probably quite anti-gun for most of that calling me understanding that I've been into this world for quite some time. Hey, how do I go about doing this. How do I go about getting the training. How do I go about purchasing a firearm. Because they believe they are their last line of defense to protect themselves, and they're a 100% right. We've seen the failures across the board, Maria. This is a fundamental American right, and we're going to protect it at all cost.

Maria:

And you're right. Omeed, I mean, I've been training myself on how to handle a gun just because of the fear that you don't know what you don't know, Omeed. What about that? Are you seeing that market as your growth opportunity here Omeed? Women, young people.

Omeed Malik:

Absolutely. There's no question. If you look at the data, the fastest growing cohort for gun ownership are millennials and Gen Zs. They're growing exponentially. To Don's point, you have to cater to the way that that growing cohort purchases products, and that's online. That's why this company, which is a tech-enabled business, is the perfect way to capture that growing market of millennials and Gen Zs. The other thing I point out is, the TAM is absolutely huge. This is a $25 billion market, and this company, we believe once it receives the cash, we're going to put on its balance sheet the awareness based on the market that's going to happen is going to have the opportunity to be the consolidator in this space. This is really also, if you look at it from a financial perspective, an arbitrage opportunity for people to own an area. You just needed financiers to help market and give capital to companies and sectors that have been impaired by arbitrary and capricious ESG mandates. We're fighting back against that, and we know we have over half the country behind us. We see this as a massive, massive growth opportunity.

Maria:

Well, it's interesting, Don, because the parallel economy has resonated certainly with our audience. What can you tell us about the reception you've gotten from buying American, working America in this environment? And Donald, is there any coincidence that you're announcing this on January 6th?

Donald Trump Jr.:

I think it just sort of happened to work out that way, but we've seen what happened on January 6th. We understand now that that was not in fact an insurrection, it was a narrative created. It was the first unarmed insurrection perhaps in the history of the world, if they're still running with that. And I'm sure the media will have their fun with it today because they can't help themselves. But what we're seeing is that so many people are finally now getting that. A huge segment of the population never believed before that they could actually be debanked or that they could actually lose their insurance, or they actually couldn't purchase something with their typical credit card or otherwise. And they understand that the payment process were cutting off those transactions. Americans in the last few years have truly woken up to how tyrannical so many of these woke corporations have become.

That's not just the government, it's the public companies and other major corporations that have made these restrictions very onerous on the American people. And so now when a huge segment of the population wakes up wondering if they're going to be debanked, if they're going to have their transaction history reported to the FBI because they happen to be 1500 miles from an incident, that's a serious problem. And what we're trying to really focus on right now is catering to those people, preserving everything that they've grown used to as Americans and all the freedoms that they should and will always have.

Maria:

Yeah. Well, Omeed, you certainly have created a real ecosystem around this idea, this parallel economy. Congratulations. We're going to be watching GrabAGun when it starts trading on the New York Stock Exchange. Thanks gentlemen.

Omeed Malik:

Thank you.

Donald Trump Jr.:

Thank you, Maria.

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